UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                         SYNOVICS PHARMACEUTICALS, INC.
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                                (Name of Issuer)


                     COMMON STOCK PAR VALUE $0.001 PER SHARE
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                         (Title of Class of Securities)


                                   87063M10 1
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                                 (CUSIP Number)


                                 April 20, 2007
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-l(b)

        [X]  Rule 13d-1(c)

        [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                               Page 1 of 11 pages

CUSIP No. 87063M10 1

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1.   Names of Reporting Persons.

     Harcharan Singh

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [X]
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3.   SEC Use Only
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4.   Citizenship or Place of Organization

     Canadian
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Number of Shares             5.   Sole Voting Power         9.8%
Beneficially Owned by        ---------------------------------------------------
Each Reporting Person        6.   Shared Voting Power       9.8%
With:                        ---------------------------------------------------
                             7.   Sole Dispositive Power    9.8%
                             ---------------------------------------------------
                             8.   Shared Dispositive Power  9.8%
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,000,000
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [X]
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11.  Percent of Class Represented by Amount in Row (9)

     9.8%
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12.  Type of Reporting Person (See Instructions)

     IN
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                               Page 2 of 11 pages

CUSIP No. 87063M10 1

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1.   Names of Reporting Persons.

     2133820 Ontario Inc.

     I.R.S. Identification Nos. of above persons (entities only).

     Not applicable.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Ontario, Canada
--------------------------------------------------------------------------------
Number of Shares             5.   Sole Voting Power         6.0%
Beneficially Owned by        ---------------------------------------------------
Each Reporting Person        6.   Shared Voting Power       6.0%
With:                        ---------------------------------------------------
                             7.   Sole Dispositive Power    6.0%
                             ---------------------------------------------------
                             8.   Shared Dispositive Power  6.0%
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,875,000
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     CO
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                               Page 3 of 11 pages

CUSIP No. 87063M10 1

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.

     Prembala Singh

     I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Canadian
--------------------------------------------------------------------------------
Number of Shares             5.   Sole Voting Power         6.0%
Beneficially Owned by        ---------------------------------------------------
Each Reporting Person        6.   Shared Voting Power       6.0%
With:                        ---------------------------------------------------
                             7.   Sole Dispositive Power    6.0%
                             ---------------------------------------------------
                             8.   Shared Dispositive Power  6.0%
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,875,000
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                               Page 4 of 11 pages

Item 1.
         (a)      Name of Issuer: Synovics Pharmaceuticals, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  2575 E. Camelback Road, Suite 450, Phoenix, Arizona 85016.

Item 2.
         (a)      Name of Persons Filing

         Mr. Harcharan Singh
         Mrs. Prembala Singh
         2133820 Ontario Inc.

         (b)      Address of Principal Business Office or, if none, Residence

         The principal business office of Mr. Harcharan Singh is c/o Glopec International, Inc., 10 Waterloo Court, Thornhill, Ontario, L3T 6L9, Canada. The principal business office of 2133820 Ontario Inc. and Mrs. Prembala Singh is 265 Rimrock Road, Suite 1, North York, Ontario, M3J 3C6, Canada

         (c)      Citizenship

         Mr. and Mrs. Singh are citizens of Canada. 2133820 Ontario Inc. is a corporation organized under the laws of Ontario, Canada.

         (d) Title of Class of Securities: Common Stock of Synovics Pharmaceuticals, Inc., par value $0.001 per share ("Common Stock")

         (e)      CUSIP Number: 87063M10 1


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.134-2(b) or (c), check whether the person filing is a:

         Not applicable.

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).

(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

                               Page 5 of 11 pages

(e) [ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-l(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]  Group, in accordance with ss.240.13d-l(b)(1)(ii)(J).

Item 4.  Ownership.

         Mr. Harcharan Singh:
         --------------------

         (a) Amount beneficially owned: 3,000,000 shares of Common Stock of which (i) 2,000,000 shares of Common Stock are issued and outstanding, and (ii) 1,000,000 shares of Common Stock are issuable upon exercise of currently exercisable warrants having an exercise price of $2.00 per share issued to Mr. Harcharan Singh on April 20, 2007.
         (b)      Percent of class: 9.8%.
         (c)      Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote      3,000,000.
                  (ii)  Shared power to vote or to direct the vote    3,000,000.
                  (iii) Sole power to dispose or to direct the
                        disposition of                                3,000,000.
                  (iv)  Shared power to dispose or to direct the
                        disposition of                                3,000,000.

         2133820 Ontario Inc.:
         ---------------------

         (a) Amount beneficially owned: 1,875,000 shares of Common Stock of which (i) 1,250,000 shares of Common Stock are issuable upon exchange of a currently exchangeable promissory note (the "Note") issued to 2133820 Ontario Inc. by Kirk Pharmaceuticals, LLC, a subsidiary of the issuer, for 1,250,000 units (the "Units"), each Unit consisting of one share of Common Stock and one warrant to purchase one-half share of Common Stock at an exercise price of $1.50 per share, and (ii) 625,000 shares of Common Stock are issuable upon exercise of the warrants issuable upon exchange of the Note for Units.
         (b)      Percent of class: 6.0%.
         (c)      Number of shares as to which the person has:
                  (i)   Sole power to vote or to direct the vote      1,875,000.
                  (ii)  Shared power to vote or to direct the vote    1,875,000.
                  (iii) Sole power to dispose or to direct the
                        disposition of                                1,875,000.
                  (iv)  Shared power to dispose or to direct the
                        disposition of                                1,875,000.

                               Page 6 of 11 pages

         Mrs. Prembala Singh:
         --------------------

         (a) Amount beneficially owned: 1,875,000 shares of Common Stock. of which (i) 1,250,000 shares of Common Stock are issuable upon exchange of the Note for 1,250,000 Units, and (ii) 625,000 shares of Common Stock are issuable upon exercise of the warrants issuable upon exchange of the Note for Units.
         (b)      Percent of class: 6.0%.
         (c)      Number of shares as to which the person has:
                  (v)    Sole power to vote or to direct the vote     1,875,000.
                  (vi)   Shared power to vote or to direct the vote   1,875,000.
                  (vii)  Sole power to dispose or to direct the
                         disposition of                               1,875,000.
                  (viii) Shared power to dispose or to direct the
                         disposition of                               1,875,000.

Item 5.  Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Mrs. Prembala Singh is the sole director, officer and shareholder of 2133820 Ontario Inc. All shares of Common Stock reported as beneficially owned by Mrs. Prembala Singh are beneficially owned directly by 2133820 Ontario Inc. and indirectly beneficially owned by Mrs. Prembala Singh.

Item 8.  Identification and Classification of Members of the Group

See Exhibits A and B.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 7 of 11 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ HARCHARAN SINGH
                                       -----------------------------------------
                                       Name: Harcharan Singh
                                       Date: April 30, 2007


                                       /s/ PREMBALA SINGH
                                       -----------------------------------------
                                       Name:  Prembala Singh
                                       Date:  April 30, 2007


                                       2133820 ONTARIO INC.

                                       By: /s/ PREMBALA SINGH
                                           -------------------------------------
                                           Name:  Prembala Singh
                                           Title: President
                                           Date:  April 30, 2007



                               Page 8 of 11 pages

                                    Exhibit A

The persons filing this statement are:

     o   Mr. Harcharan Singh;

     o   Mrs. Prembala Singh; and

     o 2133820 Ontario Inc., a corporation organized under the laws of Ontario, Canada.

Mr. Harcharan Singh and Mrs. Prembala Singh are husband and wife and Mrs. Singh is the sole director, officer and shareholder of 2133820 Ontario Inc. Mr. Singh, Mrs. Singh and 2133820 Ontario Inc. may be deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The group comprising Mr. Singh, Mrs. Singh and 2133820 Ontario Inc. beneficially owns, in the aggregate, 4,875,000 shares of Common Stock, constituting approximately 15% of the Common Stock outstanding or deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act. The number of shares of Common Stock beneficially owned by each of the members of the group and the nature of their beneficial ownership are set forth in Item 4. Mr. Singh disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mrs. Singh and 2133820 Ontario Inc., and each of Mrs. Singh and 2133820 Ontario Inc. disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Singh.



                               Page 9 of 11 pages

                                    Exhibit B

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.001 per share, of Synovics Pharmaceuticals, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning himself, herself, or itself contained therein.

         Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.



                              Page 10 of 11 pages

         In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 30th day of April, 2007.


                                       /s/ HARCHARAN SINGH
                                       ----------------------------------------
                                       Name:  Harcharan Singh


                                       /s/ PREMBALA SINGH
                                       ----------------------------------------
                                       Name:  Prembala Singh



                                       2133820 ONTARIO INC.

                                       By: /s/ PREMBALA SINGH
                                           -------------------------------------
                                           Name:  Prembala Singh
                                           Title: President




                              Page 11 of 11 pages